Exhibit 99.1

2nd Quarter 2010 • Earnings News Release • Three and six months ended April 30, 2010
TD Bank Financial Group Reports Second Quarter 2010 Results

This quarterly earnings release should be read in conjunction with our Second Quarter 2010 Report to Shareholders for the three and six months ended April 30, 2010, which is available on our website at http://www.td.com/investor/qr_2010.jsp. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s annual or interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

SECOND QUARTER FINANCIAL HIGHLIGHTS, compared with the second quarter a year ago:
•	Reported diluted earnings per share were $1.30, compared with $0.59.
•	Adjusted diluted earnings per share were $1.36, compared with $1.14.
•	Reported net income was $1,176 million, compared with $545 million.
•	Adjusted net income was $1,234 million, compared with $1,016 million.

YEAR-TO-DATE FINANCIAL HIGHLIGHTS, six months ended April 30, 2010, compared with the corresponding period a year ago:
•	Reported diluted earnings per share were $2.74, compared with $1.34.
•	Adjusted diluted earnings per share were $2.96, compared with $2.42.
•	Reported net income was $2,473 million, compared with $1,198 million.
•	Adjusted net income was $2,664 million, compared with $2,106 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.
Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

SECOND QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The second quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $123 million after tax (14 cents per share), compared with $127 million after tax (14 cents per share) in the second quarter last year.
•
A gain of $23 million after tax (3 cents per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $134 million after tax (16 cents per share) in the second quarter last year.

•
A loss of $2 million after tax due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $44 million after tax (5 cent per share) in the second quarter last year.

•
A decrease of $44 million after tax (5 cents per share) in general allowance for Canadian Personal and Commercial Banking and Wholesale Banking, compared with an increase of $77 million after tax (9 cents per share) in the second quarter last year.

TORONTO, May 27, 2010 - TD Bank Financial Group (TDBFG) today announced its financial results for the second quarter ended April 30, 2010. Overall results for the quarter reflected strong earnings performance for all of TD’s businesses.
“We’re continuing to build on our momentum with a strong second quarter that saw a second consecutive record profit for TD Canada Trust and double-digit growth rates for all of our businesses,” said Ed Clark, TD’s President and Chief Executive Officer. “Wholesale Banking earnings are normalizing as we have expected, and our U.S. operations delivered improving results despite an economic picture that remains less robust than what we’re seeing in Canada. We also saw the lowest level of loan losses in six quarters across the board.”

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted record earnings of $761 million in the second quarter, up 29% from the same period last year, as revenue grew 11% while PCL declined by 10%. TD Canada Trust (TDCT) reported solid volume growth across most banking products including real estate secured lending and in personal and business deposits. Customer satisfaction also hit a record level in the quarter.
“TDCT delivered its second record quarter in a row, building on the incredible momentum demonstrated by the franchise earlier this year. Loan losses have turned a corner and it seems that the economic recovery is taking hold in Canada.” Clark said. “Simply put, with these financial results, record customer satisfaction levels and market share gains, this was an exceptional quarter for TDCT. We continue to expect strong but more moderate earnings growth for the balance of the year as we continue to invest in our businesses and volume growth rates slow.”

Wealth Management
Global Wealth net income, which excludes TDBFG’s reported investment in TD Ameritrade, was $111 million in the quarter, up 42% compared with the second quarter last year, largely driven by fee revenue from higher client assets, strong trading volumes in the online brokerage business and improved net interest margin. TD Ameritrade contributed $56 million in earnings to the segment, up 17% from the same period last year, due to higher earnings, partially offset by the stronger Canadian dollar.
“This was a very good quarter for our Wealth business. The rebound in equity markets we saw at the beginning of this year continued to help us grow assets in the quarter and transaction activity also remained strong,” Clark said. “We’re happy with the pace at which we’re able to add new accounts and gather client assets. With that said, we remain cautiously optimistic about Wealth Management as market volatility continues to exist.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$241 million in net income in the quarter, up 45% on an adjusted basis from the second quarter last year. Revenue rose 11% from the same period a year ago, driven partly by a combined deposit fee structure introduced in connection with the Commerce conversion, and overall deposit growth. Total PCL dropped to US$162 million, down 37% from the second quarter last year. Personal loan and deposit growth was strong compared to the same period last year, while average commercial loans decreased 1% because of lower customer demand.
During the quarter, TD Bank, America’s Most Convenient Bank, also acquired certain assets and liabilities of Riverside National Bank of Florida, First Federal Bank of North Florida and AmericanFirst Bank from the Federal Deposit Insurance Corporation (FDIC). Subsequent to the end of the quarter, TD announced an agreement to purchase The South Financial Group, Inc.
“TD Bank had a relatively strong quarter, given the lingering headwinds in the U.S. economy,” said Clark. “We’re pleased with our organic growth in the U.S. and the recent acquisitions, which will accelerate our growth in the deposit-rich Florida market and give us a strong entry point into North and South Carolina. The credit cycle in the U.S. appears to be improving faster than we expected, but we still see some challenges, including continuing low interest rates, intense competition for loans and deposits and new regulation of overdraft fees.”

Wholesale Banking
Wholesale Banking reported net income of $220 million, up 27% from the same period last year, which included losses related to the strategic decision to exit the investment portfolio. The segment delivered strong results across all of its key businesses, including higher credit and equity trading revenue.
“Our wholesale bank continues to perform well,” Clark said. "However, as expected, the operating environment normalized considerably in the quarter as liquidity improved in key markets and margins narrowed as a result. We continue to focus on building our core franchise businesses, while at the same time remaining vigilant about managing our risks.”

Corporate
The Corporate segment, which includes the Bank’s other activities, had an adjusted net loss of $159 million, up $79 million from the same period last year. The higher loss was attributable to lower securitization gains, unfavourable valuations of hedges and higher net corporate expenses.

Conclusion
“We feel very good about another strong quarter as we move into the second half of the year,” Clark said. ”The credit picture has definitely improved and our investments in future growth will enable us to build on our successes to date when the remaining economic headwinds subside. Our capital levels remain very strong, leaving us well-positioned to address global capital reforms. We continue to urge regulators to move quickly and focus on addressing the root causes of the financial crisis.”

The foregoing contains forward-looking statements. Please see the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 3

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements made in this earnings news release in the “Business Outlook” section for each segment and in other statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the Second Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in this earnings news release under the headings “Business Outlook”.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 4

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31 , 2010	Apr. 30, 20091,2	Apr. 30, 2010	Apr. 30, 20091,2
Results of operations
Total revenue	$4,767	$5,037	$4,325	$9,804	$8,475
Provision for credit losses	365	517	772	882	1,402
Non-interest expenses	2,953	2,981	3,051	5,934	6,071
Net income - reported3	1,176	1,297	545	2,473	1,198
Net income - adjusted3	1,234	1,430	1,016	2,664	2,106
Economic profit4	200	367	(40)	572	44
Return on common equity - reported	13.0%	14.0%	5.6%	13.5%	6.4%
Return on invested capital4	12.0%	13.6%	9.6%	12.9%	10.2%
Financial position
Total assets	$573,905	$567,454	$575,628	$573,905	$575,628
Total risk-weighted assets	187,174	190,644	199,308	187,174	199,308
Total shareholders’ equity	38,424	39,474	40,372	38,424	40,372
Financial ratios
Efficiency ratio - reported3	61.9%	59.2%	70.6%	60.5%	71.6%
Efficiency ratio - adjusted3	59.2%	55.1%	60.3%	57.1%	60.9%
Tier 1 capital to risk-weighted assets	12.0%	11.5%	10.8%	12.0%	10.8%
Provision for credit losses as a % of net average loans	0.58%	0.79%	1.25%	0.68%	1.12%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.31	$1.45	$0.59	$2.76	$1.34
Diluted earnings	1.30	1.44	0.59	2.74	1.34
Dividends	0.61	0.61	0.61	1.22	1.22
Book value	40.35	41.86	43.47	40.35	43.47
Closing share price	75.50	63.00	47.10	75.50	47.10
Shares outstanding (millions)
Average basic	863.8	859.3	848.8	861.5	840.6
Average diluted	869.4	864.2	849.8	866.7	841.9
End of period	868.2	862.0	850.6	868.2	850.6
Market capitalization (billions of Canadian dollars)	$65.6	$54.3	$40.1	$65.6	$40.1
Dividend yield	3.5%	3.8%	5.9%	3.5%	5.3%
Dividend payout ratio	46.8%	42.0%	102.8%	44.3%	91.7%
Price to earnings ratio	15.5	15.1	12.5	15.5	12.5
Common share information - adjusted (Canadian dollars)
Per share earnings
Basic	$1.37	$1.61	$1.15	$2.98	$2.42
Diluted	1.36	1.60	1.14	2.96	2.42
Dividend payout ratio	44.5%	37.9%	53.1%	41.0%	50.8%
Price to earnings ratio	12.8	11.1	10.4	12.8	10.4
1
As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, the reporting periods of U.S. entities are aligned with the reporting period of the Bank. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

3	Adjusted and reported results are explained in the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
4	Economic profit and return on invested capital are non-GAAP financial measures and are explained in the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Interim Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091	Apr. 30, 2010	Apr. 30, 20091
Net interest income	$2,790	$2,849	$2,940	$5,639	$5,668
Non-interest income	1,977	2,188	1,385	4,165	2,807
Total revenue	4,767	5,037	4,325	9,804	8,475
Provision for credit losses	365	517	772	882	1,402
Non-interest expenses	2,953	2,981	3,051	5,934	6,071
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,449	1,539	502	2,988	1,002
Provision for (recovery of) income taxes	308	270	(8)	578	(100)
Non-controlling interests in subsidiaries, net of income taxes	26	27	28	53	56
Equity in net income of an associated company, net of income taxes	61	55	63	116	152
Net income - reported	1,176	1,297	545	2,473	1,198
Preferred dividends	48	49	41	97	70
Net income available to common shareholders - reported	$1,128	$1,248	$504	$2,376	$1,128
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 6

The following table provides a reconciliation between the Bank’s adjusted and reported results.

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
Operating results - adjusted	For the three months ended			For the six months ended
(millions of Canadian dollars)	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Net interest income	$2,790	$2,849	$2,940	$5,639	$5,668
Non-interest income1	1,948	2,162	1,612	4,110	3,334
Total revenue	4,738	5,011	4,552	9,749	9,002
Provision for credit losses2	425	517	662	942	1,212
Non-interest expenses3	2,804	2,761	2,745	5,565	5,486
Income before income taxes, non-controlling interests in subsidiaries, and equity in net income of an associated company	1,509	1,733	1,145	3,242	2,304
Provision for (recovery of) income taxes4	332	348	180	680	325
Non-controlling interests in subsidiaries, net of income taxes	26	27	28	53	56
Equity in net income of an associated company, net of income taxes5	83	72	79	155	183
Net income – adjusted	1,234	1,430	1,016	2,664	2,106
Preferred dividends	48	49	41	97	70
Net income available to common shareholders - adjusted	1,186	1,381	975	2,567	2,036
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(123)	(112)	(127)	(235)	(254)
Increase (decrease) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio7	23	4	(134)	27	(334)
Restructuring and integration charges relating to the Commerce acquisition8	-	(46)	(50)	(46)	(117)
Increase (decrease) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses9	(2)	(7)	(44)	(9)	(32)
Recovery of (provision for) income taxes due to changes in statutory income tax rates10	-	11	-	11	-
Release of (provision for) insurance claims11	-	17	-	17	-
General allowance release (increase) in Canadian Personal and Commercial Banking and Wholesale Banking12	44	-	(77)	44	(132)
Settlement of TD Banknorth shareholder litigation13	-	-	(39)	-	(39)
Total adjustments for items of note	(58)	(133)	(471)	(191)	(908)
Net income available to common shareholders - reported	$1,128	$1,248	$504	$2,376	$1,128
1
Adjusted non-interest income excludes the following items of note: second quarter 2010 - $5 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $34 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11; second quarter 2009 - $61 million loss due to change in fair value of CDS hedging the corporate loan book; $166 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; second quarter 2009 - $110 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.

3
Adjusted non-interest expenses excludes the following items of note: second quarter 2010 - $149 million amortization of intangibles, as explained in footnote 6; first quarter 2010 - $149 million amortization of intangibles; $71 million restructuring and integration charges related to the Commerce acquisition, as explained in footnote 8; second quarter 2009 - $171 million amortization of intangibles; $77 million restructuring and integration charges related to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 13; first quarter 2009 - $173 million amortization of intangibles; $106 million restructuring and integration charges related to the Commerce acquisition.

4
For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes’ table in the “Taxes” section.

5
Adjusted equity in net income of an associated company excludes the following items of note: second quarter 2010 - $22 million amortization of intangibles, as explained in footnote 6; first quarter 2010 - $17 million amortization of intangibles; second quarter 2009 - $16 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

7
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

8
As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges, and marketing (including customer communication and rebranding). As of Q1 2010, US$550 million in total had been disclosed as the item of note for restructuring and integration charges related to the acquisition of Commerce and related initiatives in the relevant quarters. U.S. Personal and Commercial Banking has elected not to include any further Commerce-related restructuring and integration charges in this item of note as the efforts in these areas wind down and in light of the fact that the restructuring and integration is substantially complete. US$14 million of non-interest expenses in Q1 2010 relating to residual restructuring and integration was not included in the amount of the item of note that quarter.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 7

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta. The provision for the case in the Atlantic provinces remains as the ultimate outcome is not yet determinable.

12
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included.

13
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20092	Apr. 30, 2010	Apr. 30, 20092
Diluted - reported	$1.30	$1.44	$0.59	$2.74	$1.34
Items of note affecting income (as above)	0.06	0.16	0.55	0.22	1.08
Diluted - adjusted	$1.36	$1.60	$1.14	$2.96	$2.42
Basic - reported	$1.31	$1.45	$0.59	$2.76	$1.34
1
EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

2
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

Significant Events in 2010
On May 17, 2010, the Bank announced that it has signed a definitive agreement with The South Financial Group, Inc. (South Financial) for the Bank to acquire 100% of the outstanding common shares of South Financial for approximately $61 million in cash or the Bank’s common stock. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million. The transaction is expected to close in the third quarter of 2010, promptly following receipt of regulatory approvals and approval by South Financial’s shareholders.
As at March 31, 2010, South Financial had total assets of US$12.4 billion and total deposits of US$9.8 billion. The transaction is expected to be slightly accretive to the Bank’s earnings in fiscal 2011 and have an impact of 40 - 50 basis points (bps) on Tier 1 capital after taking into account the issuance by the Bank of approximately $250 million worth of common shares in Canada prior to closing, for prudent capital management.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2009 Annual Report, and Note 34 to the 2009 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $110 million, compared with $103 million in the second quarter last year, and $96 million in the prior quarter. On a year-to-date basis, the TEB adjustment was $206 million, compared with $288 million in the same period last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Net interest income	$1,717	$1,744	$1,536	$3,461	$3,030
Non-interest income	801	795	740	1,596	1,538
Total revenue	2,518	2,539	2,276	5,057	4,568
Provision for credit losses	256	315	286	571	552
Non-interest expenses	1,187	1,194	1,143	2,381	2,329
Net income	761	720	589	1,481	1,173
Selected volumes and ratios
Return on invested capital	33.7%	31.3%	27.9%	32.5%	27.4%
Margin on average earning assets (including securitized assets)	2.92%	2.93%	2.94%	2.93%	2.88%
Efficiency ratio	47.1%	47.0%	50.2%	47.1%	51.0%
Number of Canadian retail stores	1,115	1,111	1,108	1,115	1,108
Average number of full-time equivalent staff	33,726	33,278	32,442	33,498	32,534

Quarterly comparison - Q2 2010 vs. Q2 2009
Canadian Personal and Commercial Banking net income for the quarter was $761 million, an increase of $172 million, or 29%, compared with the second quarter last year. The annualized return on invested capital for the quarter was 33.7%, compared with 27.9% in the second quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,518 million, an increase of $242 million, or 11%, compared with the second quarter last year primarily due to strong volume growth across most banking products. Volume growth was primarily in real estate secured lending, business deposits, and consumer loans. Compared with the second quarter last year, real estate secured lending volume, including securitizations, increased $20.9 billion, or 13%, while consumer loan volume increased $3.8 billion, or 14%. Business loans and acceptances volume increased $1.6 billion, or 5%. Personal deposit volume increased $3.0 billion, or 2%, while business deposit volume increased $6.7 billion, or 14%. Margin on average earning assets decreased by 2 bps to 2.92% compared with the second quarter last year as higher margins in real estate secured lending were partially offset by margin compression in deposits. Non-interest income grew by $61 million, or 8%. Last year included an adjustment to the cost of Visa travel reward points and higher loss ratios in the insurance business, which were partially offset by gains due to a change in the insurance liabilities discount rate. Gross originated insurance premiums increased $87 million, or 13%, compared to the second quarter last year.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 9

PCL for the quarter was $256 million, a decrease of $30 million, or 10%, compared with the second quarter last year. Personal banking PCL was $230 million, a decrease of $30 million, or 12%, mainly due to lower bankruptcies and better credit quality, partially offset by volume growth. Business banking PCL was $26 million, flat compared with the second quarter last year. Annualized PCL as a percentage of credit volume was 0.43%, a decrease of 11 bps, compared with the second quarter last year. Net impaired loans, including the U.S. credit card business, were $505 million, a decrease of $14 million, or 3%, over the second quarter last year. Net impaired loans in Commercial Banking remain at relatively low levels largely due to active file management. Net impaired loans as a percentage of total loans were 0.81%, compared with 0.93% as at April 30, 2009.
Non-interest expenses for the quarter were $1,187 million, an increase of $44 million, or 4%, compared with the second quarter last year, primarily due to higher project related expenditures, non credit losses, and employee compensation.
The average full-time equivalent (FTE) staffing levels increased by 1,284, or 4%, compared with the second quarter last year. The efficiency ratio for the quarter improved to 47.1%, compared with 50.2% in the second quarter last year.

Quarterly comparison - Q2 2010 vs. Q1 2010
Canadian Personal and Commercial Banking net income for the quarter increased $41 million, or 6%, compared with the prior quarter. The annualized return on invested capital for the quarter was 33.7%, compared with 31.3% in the prior quarter.
Revenue for the quarter decreased $21 million, or 1%, compared with the prior quarter mainly due to fewer calendar days in the current quarter. Margin on average earning assets decreased by 1 bp to 2.92% compared with the prior quarter. Compared with the prior quarter, real estate secured lending volume, including securitizations, increased $3.0 billion, or 2%, consumer loan volume increased $0.7 billion, or 2%, while business loans and acceptances increased $0.6 billion, or 2%. Personal deposit volume increased $0.9 billion, or 1%, while business deposit volume increased $0.6 billion, or 1%. Gross originated insurance premiums increased $121 million, or 18% partly due to the seasonality of policy renewals.
PCL for the quarter decreased $59 million, or 19%. Personal banking PCL decreased $48 million, or 17%, while business banking PCL decreased $11 million, or 30%. Net impaired loans decreased $5 million, or 1%, compared to the prior quarter largely from higher provisions. Net impaired loans as a percentage of total loans were 0.81%, compared with 0.84% as at January 31, 2010.
Non-interest expenses for the quarter decreased $7 million, or 1%, compared with the prior quarter.
The average FTE staffing levels increased by 448, or 1%. The efficiency ratio for the current quarter of 47.1% remained flat, compared with 47.0% in the prior quarter.

Year-to-date comparison - Q2 2010 vs. Q2 2009
Canadian Personal and Commercial Banking net income for the six months ended April 30, 2010 was $1,481 million, an increase of $308 million, or 26%, compared with the same period last year. On a year-to-date basis, the annualized return on invested capital was 32.5%, compared with 27.4% for the same period last year.
Revenue on a year-to-date basis was $5,057 million, an increase of $489 million, or 11%, compared with the same period last year, mainly due to strong volume growth across most banking products, and to a lesser extent higher margins, partially offset by higher insurance claims. In addition, the prior year included an adjustment to the cost of Visa travel reward points and higher loss ratios in the insurance business. The margin on average earning assets on a year-to-date basis increased by 5 bps to 2.93% when compared with the same period last year due to higher margins in real estate secured lending, which were partially offset by margin compression in deposits due to the low interest rate environment. Volume growth was primarily in real estate secured lending, and in personal and business deposits. Real estate secured lending volume, including securitizations, increased $7.0 billion, or 4%, while consumer loan volume increased $4.1 billion, or 15%. Business loans and acceptances volume increased $1.3 billion, or 4%. Personal deposit volume increased $4.7 billion, or 4%, while business deposit volume increased $6.6 billion, or 14%. Gross originated insurance premiums increased $140 million, or 11%.
PCL on a year-to-date basis was $571 million, an increase of $19 million, or 3%, compared with the same period last year. Personal banking PCL was $507 million, an increase of $2 million, and business banking PCL was $64 million, an increase of $17 million, or 36%. Net impaired loans decreased $14 million, or 3%.
On a year-to-date basis, non-interest expenses were $2,381 million, an increase of $52 million, or 2%, compared with the same period last year, primarily due to higher employee compensation, project related expenditures, and non credit losses, partially offset by lower litigation costs.
The average FTE staffing levels on a year-to-date basis increased by 964, or 3%, compared with the same period last year. The efficiency ratio on a year-to-date basis improved to 47.1%, compared with 51.0% for the same period last year.

Business Outlook
While we continue to benefit from our leadership position in branch hours and the ongoing investment in our network, earnings growth for the balance of the year will moderate due to slower volume growth and pressure on margins and expenses. Although rising rates will benefit deposit margins, a competitive pricing environment will put both lending and deposit margins under pressure and will lead to more moderate revenue growth. Credit losses on personal loans are expected to stabilize. Although insurance revenue remains somewhat vulnerable to rising claim costs, strong underlying business growth combined with improving product margins and a likely return to more normal weather related claim levels should provide positive momentum through the latter part of 2010. Expenses will continue to be well controlled in keeping with revenue growth and appropriate ongoing investment in our business. The overall increase in expenses from 2009 to 2010 will be led by higher employee compensation and benefit costs, and investment in strategic initiatives to support future growth.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 10

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Net interest income	$80	$66	$63	$146	$138
Non-interest income	532	524	465	1,056	918
Total revenue	612	590	528	1,202	1,056
Non-interest expenses	452	446	414	898	833

Net income
Global Wealth	111	101	78	212	153
TD Ameritrade	56	43	48	99	125
Total net income	167	144	126	311	278
Selected volumes and ratios
Assets under administration (billions of Canadian dollars)	214	200	174	214	174
Assets under management (billions of Canadian dollars)	175	172	168	175	168
Return on invested capital	15.5%	12.7%	10.7%	14.1%	11.9%
Efficiency ratio	73.9%	75.6%	78.4%	74.7%	78.9%
Average number of full-time equivalent staff	7,112	7,034	6,962	7,072	6,898

Quarterly comparison - Q2 2010 vs. Q2 2009
Wealth Management net income for the quarter was $167 million, an increase of $41 million, or 33%, compared with the second quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $111 million, an increase of $33 million, or 42%, compared with the second quarter last year, largely driven by higher client assets and trading volumes. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $56 million, an increase of $8 million, or 17%, compared with the second quarter last year. The increase was due to higher earnings in TD Ameritrade, partially offset by the translation effect of a stronger Canadian dollar. For its second quarter ended March 31, 2010, TD Ameritrade reported net income of US$163 million, an increase of US$31 million, or 23%, compared with the second quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 15.5%, compared with 10.7% in the second quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management. Revenue for the quarter was $612 million, an increase of $84 million, or 16%, compared to the second quarter last year. The increase was primarily due to higher assets under administration and assets under management which drove strong revenue growth in the advice-based and mutual fund businesses, higher trading volumes, the inclusion of U.K. acquisitions, and higher client margin loans and deposit balances combined with improved net interest margin. This increase was partially offset by reduced commissions per trade in online brokerage in Canada due to the translation effect of a stronger Canadian dollar and the growth in the active trader client base.
Non-interest expenses for the quarter were $452 million, an increase of $38 million, or 9%, compared with the second quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased asset values in the advice-based and mutual fund businesses, higher infrastructure investment to support business growth, and the inclusion of U.K. acquisitions related costs. These increases were partially offset by the reduced staffing levels in the U.S. wealth management businesses resulting from the winding down of the financial advisory business.
The average FTE staffing levels increased by 150, or 2%, compared with the second quarter last year, primarily due to additional FTE staff related to the U.K. acquisitions and increased staff levels related to higher business volumes, partially offset by a reduction of staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 73.9%, compared with 78.4% in the second quarter last year.
Assets under administration of $214 billion, as at April 30, 2010, increased by $40 billion, or 23%, from April 30, 2009. Assets under management of $175 billion, as at April 30, 2010, increased by $7 billion, or 4%, from April 30, 2009. These increases were driven by market appreciation and net new client assets.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 11

Quarterly comparison - Q2 2010 vs. Q1 2010
Wealth Management net income for the quarter increased $23 million, or 16%, compared with the prior quarter. Global Wealth net income increased $10 million, or 10%, compared with the prior quarter mainly due to higher fee based revenue from higher average client assets in the mutual fund and advice-based businesses and improved net interest margin. The Bank’s reported investment in TD Ameritrade reflected an increase in net income of $13 million, or 30%, compared with the prior quarter due to higher earnings in TD Ameritrade. For its second quarter ended March 31, 2010, TD Ameritrade reported net income increased US$27 million, or 20%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 15.5%, compared with 12.7% in the prior quarter.
Revenue for the quarter increased $22 million, or 4%, compared with the prior quarter, primarily due to higher fee based revenue from higher average client assets in the mutual fund and advice-based businesses and improved net interest margin. This increase was partially offset by declining commissions per trade in the Canadian online brokerage business, and lower new issue revenue.
Non-interest expenses increased $6 million, or 1%, compared to the prior quarter. This increase was the result of higher variable compensation and trailer fees associated with higher client assets, higher execution and clearing expenses, and increased infrastructure investment to support business growth. This increase was partially offset by lower benefit expenses and reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels increased by 78, or 1%, compared with the prior quarter, primarily due to additional FTE staff related to servicing seasonal volumes. This increase was partially offset by reduced FTE staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 73.9%, compared with 75.6% in the prior quarter.
Assets under administration as at April 30, 2010 increased $14 billion, or 7%, from January 31, 2010. Assets under management as at April 30, 2010 increased $3 billion, or 2%, from January 31, 2010. These increases were driven by market appreciation and net new client assets.

Year-to-date comparison - Q2 2010 vs. Q2 2009
Wealth Management net income for the six months ended April 30, 2010 was $311 million, an increase of $33 million, or 12%, compared with the same period last year. Global Wealth net income was $212 million, an increase of $59 million, or 39%, compared with the same period last year, mainly due to higher fees from increased average client assets, improved net interest margin, higher trading volumes, the inclusion of U.K. acquisitions, and higher client deposits and margin loans. The Bank’s reported investment in TD Ameritrade generated $99 million of net income, a decrease of $26 million, or 21%, compared with the same period last year. The decline was driven by the translation effect of a stronger Canadian dollar. For its six months ended March 31, 2010, TD Ameritrade reported net income decreased US$17 million, or 5%, compared with the same period last year. On a year-to-date basis, Wealth Management’s annualized return on invested capital was 14.1%, compared with 11.9% in the same period last year.
Revenue on a year-to-date basis was $1,202 million, an increase of $146 million, or 14%, compared with the same period last year. The increase was primarily due to increased fee based revenue from higher average client assets in the asset management and advice-based businesses, higher interest revenue from improved margins in the Canadian businesses, increased trading volumes, and the inclusion of U.K. acquisitions. This increase was partially offset by declining commissions per trade in the online brokerage business.
On a year-to-date basis, non-interest expenses were $898 million, an increase of $65 million, or 8%, compared with the same period last year. This increase was the result of higher variable compensation associated with the increased fee based revenue earned on higher client assets, higher trailer payments related to higher mutual fund assets, the inclusion of U.K. acquisitions related costs, higher infrastructure investment to support business growth, and higher compensation costs associated with increased FTE staffing levels. These expense increases were partially offset by declining non-credit losses and reduced expenses in the U.S. wealth management businesses.
The average FTE staffing levels on a year-to-date basis increased by 174, or 3%, compared with the same period last year, primarily due to additional FTE staff related to the U.K. acquisitions, growth in the Canadian client facing FTE staff, and higher FTE staff related to business volumes. This increase was partially offset by reduced FTE staff in the U.S. wealth management businesses. The efficiency ratio on a year-to-date basis improved to 74.7%, compared with 78.9% in the same period last year.

Business Outlook
In the second quarter, the advice-based and asset management businesses continued the trend of stronger asset growth due to a rebound in equity markets at the beginning of the year. Client engagement remains strong as evidenced by growth in new accounts and client assets. We continue our focused investment in client-facing staff, products, and technology to support business growth. The outlook for the remainder of 2010 remains cautiously optimistic as market volatility continues to exist.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 12

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 20091
Net interest income	$879	$829	$1,002	$856	$788	$805
Non-interest income	294	315	279	289	299	224
Total revenue	1,173	1,144	1,281	1,145	1,087	1,029
Provision for credit losses - loans	159	192	201	154	182	161
Provision for credit losses - securities classified as loans	9	9	116	8	9	95
Provision for credit losses - total	168	201	317	162	191	256
Non-interest expenses - reported	677	746	823	659	709	661
Non-interest expenses - adjusted	677	674	747	659	641	600
Net income - reported	245	181	158	241	172	126
Net income - adjusted	245	227	208	241	216	166
Selected volumes and ratios
Return on invested capital	5.6%	5.0%	3.9%	5.6%	5.0%	3.9%
Margin on average earning assets (TEB)	3.59%	3.41%	3.58%	3.59%	3.41%	3.58%
Efficiency ratio - reported	57.7%	65.2%	64.2%	57.7%	65.2%	64.2%
Efficiency ratio - adjusted	57.7%	58.9%	58.3%	57.7%	58.9%	58.3%
Number of U.S. retail stores	1,114	1,039	1,018	1,114	1,039	1,018
Average number of full-time equivalent staff	19,387	19,117	19,916	19,387	19,117	19,916

(millions of dollars, except as noted)	For the six months ended
	Canadian dollars		U.S. dollars
	Apr. 30, 2010	Apr. 30, 20091	Apr. 30, 2010	Apr. 30, 20091
Net interest income	$1,708	$1,894	$1,644	$1,541
Non-interest income	609	581	588	473
Total revenue	2,317	2,475	2,232	2,014
Provision for credit losses - loans	351	340	336	276
Provision for credit losses - securities classified as loans	18	209	17	170
Provision for credit losses - total	369	549	353	446
Non-interest expenses - reported	1,423	1,624	1,368	1,321
Non-interest expenses - adjusted	1,351	1,443	1,300	1,173
Net income - reported	426	339	413	277
Net income - adjusted	472	456	457	372
Selected volumes and ratios
Return on invested capital	5.3%	4.3%	5.3%	4.3%
Margin on average earning assets (TEB)	3.50%	3.60%	3.50%	3.60%
Efficiency ratio - reported	61.4%	65.6%	61.3%	65.6%
Efficiency ratio - adjusted	58.3%	58.3%	58.2%	58.3%
Number of U.S. retail stores	1,114	1,018	1,114	1,018
Average number of full-time equivalent staff	19,250	19,752	19,250	19,752
1
Certain comparative amounts are presented after adjustments resulting from adoption of the 2009 financial instruments amendments, as described in Note 1 to the Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 13

Quarterly comparison - Q2 2010 vs. Q2 2009
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $245 million, an increase of $87 million, or 55%, on a reported basis and $37 million, or 18%, on an adjusted basis, compared to the second quarter last year. The prior year’s adjusted net income excluded the item of note. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $55 million for the current quarter. The annualized return on invested capital for the quarter was 5.6%, compared with 3.9% in the second quarter last year.
U.S. Personal and Commercial Banking revenue is derived from traditional personal and commercial banking sources. In U.S. dollar terms, revenue for the quarter was US$1,145 million, an increase of US$116 million, or 11%, compared with the second quarter last year driven by broad based growth across all businesses and categories including strong retail fee growth due to a new pricing structure implemented post integration, partially offset by lower prepayment speeds on loans and securities. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. Margin on average earning assets increased by 1 bps to 3.59% compared to the second quarter last year, primarily due to expanded loan and deposit margins. Average loans increased US$2.1 billion, or 4%, with average personal loans increasing US$2.6 billion, or 15%, due largely to residential mortgages, and average business loans decreasing US$0.5 billion, or 1%, driven by lower customer demand. Average deposits increased US$25.4 billion, or 26%, which included a US$20.8 billion increase in TD Ameritrade insured deposit accounts (IDA) (formerly known as money market deposit accounts). Average deposit volume, excluding the impact of the TD Ameritrade IDAs, increased US$4.7 billion, or 6%. Business deposit volumes (excluding government) increased US$3.5 billion, or 14%, government deposit volumes decreased US$1.6 billion, or 11%, and personal deposit volumes increased US$2.8 billion, or 7%.
Total PCL for the quarter was US$162 million, a decrease of US$94 million, or 37%, compared with the second quarter last year. PCL for loans for the quarter was US$154 million, a decrease of US$7 million, or 4%, compared to the second quarter last year. Annualized PCL for loans as a percentage of credit volume was 1.2%, a decrease of 10 bps compared with the second quarter last year. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,000 million, an increase of US$423 million, or 73%, compared with the second quarter last year. The increase was largely due to net new formations resulting from weakness in the commercial real estate market and the recession in the U.S. Net impaired loans, excluding debt securities classified as loans, as a percentage of total loans were 1.8%, compared with 1.1% as at April 30, 2009. PCL for securities classified as loans for the quarter was US$8 million, a decrease of $87 million, or 92%, compared with the second quarter last year due to the relative stability of the U.S. housing market in the current quarter. Net impaired securities classified as loans were US$702 million at April 30, 2010.
Reported non-interest expenses for the quarter were US$659 million, essentially flat compared to the second quarter last year. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses for the quarter were US$659 million, an increase of US$59 million, or 10%, largely due to new store expenses, increased FDIC premiums, and higher credit and collection expenses partially offset by integration synergies.
The average FTE staffing levels decreased by 529, or 3%, compared with the second quarter last year. This decrease was due to integration efforts and store consolidations, partially offset by FTE staff increases resulting from 33 new store openings since the second quarter last year and the Florida acquisitions in the current quarter. The reported efficiency ratio for the quarter improved to 57.7%, compared with 64.2% in the second quarter last year. The adjusted efficiency ratio for the quarter improved to 57.7%, compared with 58.3%.
On April 16, 2010, TD Bank acquired certain assets and liabilities of three Florida banks in recent FDIC-assisted transactions. On May 17, 2010, the Bank announced that it has signed a definitive agreement with South Financial for the Bank to acquire 100% of the outstanding common shares for approximately $61 million in cash or the Bank’s common stock. Immediately prior to completion of the transaction, the United States Department of the Treasury will sell to the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury's Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million. The transaction is subject to the shareholders of South Financial and regulatory authority approvals. The transaction is currently expected to close in the third quarter of fiscal 2010.

Quarterly comparison - Q2 2010 vs. Q1 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter increased $64 million, or 35%, on a reported basis and $18 million, or 8%, on an adjusted basis, compared to the prior quarter. The prior quarter’s adjusted net income excluded the item of note. The annualized return on invested capital for the quarter was 5.6%, compared with 5.0% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$58 million, or 5%, compared with the prior quarter, primarily due to higher product volumes and spreads partially offset by seasonal declines in retail fee income. Margin on average earning assets increased by 18 bps to 3.59% compared to the prior quarter, primarily due to higher spreads on deposits and loans and increased prepayment speeds on loans and securities. Average loans increased $0.9 billion, or 2%, compared to the prior quarter with average business loans increasing $0.2 billion, or 1%, and average personal loans increasing $0.7 billion, or 4%. Average deposits increased US$8.3 billion, or 7%, compared to the prior quarter, including a US$5.7 billion increase in average deposits of TD Ameritrade IDAs. Average deposit volume excluding the impact of the TD Ameritrade IDAs, increased US$2.7 billion, or 3%, with 2% growth in business deposit volume (excluding government) and 3% growth in personal deposit volume.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 14

Total PCL for the quarter decreased US$29 million, or 15%. PCL for loans decreased US$28 million, or 15%, compared with the prior quarter. Annualized PCL for loans as a percentage of credit volume was 1.2%, a decrease of 22 bps compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired, were US$1,000 million, a decrease of US$18 million, or 2%, compared with the prior quarter. The decrease was largely due to lower levels of net formations and higher levels of charge-offs. Net impaired loans, excluding debt securities classified as loans, as a percentage of total loans were 1.8%, compared with 1.9% as at January 31, 2010. PCL for securities classified as loans decreased US$1 million compared with the prior quarter due to the relative stability of the U.S. housing market in the current quarter.
Reported non-interest expenses for the quarter decreased US$50 million, or 7%, compared with the prior quarter. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses for the quarter increased US$18 million, or 3%, due primarily to advertising campaign costs and higher FDIC premiums.
The average FTE staffing levels increased by 270, or 1%, compared with the prior quarter driven primarily by new stores and the acquisitions in Florida. The reported efficiency ratio for the quarter improved to 57.7%, compared with 65.2% in the prior quarter. The adjusted efficiency ratio for the quarter improved to 57.7%, compared with 58.9%.

Year-to-date comparison - Q2 2010 vs. Q2 2009
U.S. Personal and Commercial Banking reported net income, in Canadian dollar terms, for the six months ended April 30, 2010 was $426 million, an increase of $87 million, or 26%, compared with the same period last year. Adjusted net income for the six months ended April 30, 2010 was  $472 million, an increase of $16 million, or 4%. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $83 million and $90 million, respectively, for the current period. On a year-to-date basis, the annualized return on invested capital was 5.3% compared with 4.3% for the same period last year.
In U.S. dollar terms, revenue on a year-to-date basis was US$2,232 million, an increase of US$218 million, or 11%, compared with the same period last year, primarily due to higher fee based revenue, resulting in part from a combined deposit fee structure introduced in connection with the Commerce conversion, improved product spreads, and overall deposit growth, partially offset by lower prepayment speeds on loans and securities. Fees resulting from the combined deposit fee structure are expected to decline as a result of new regulations which take effect later this year. The margin on average earning assets on a year-to-date basis decreased by 10 bps to 3.50% when compared with the same period last year, due to lower prepayment speeds on loans and securities, partially offset by improved product spreads.
Total PCL on a year-to-date basis was US$353 million, a decrease of $93 million, or 21%, compared with the same period last year. PCL for loans was US$336 million, an increase of US$60 million, or 22%, compared to the same period last year, primarily due to higher levels of charge-offs and reserve increases resulting from the recession in the U.S. Annualized PCL for loans as a percentage of credit volume was 1.3%, an increase of 18 bps compared with the same period last year. PCL for securities classified as loans was US$17 million, a decrease of $153 million, or 90%, compared with the same period last year, due to the relative stability of the U.S. housing market in the current quarter.
On a year-to-date basis, reported non-interest expenses were US$1,368 million, an increase of US$47 million, or 4%, compared with the same period last year. On an adjusted basis, excluding the item of note for restructuring and integration charges related to the Commerce acquisition, non-interest expenses were US$1,300 million, an increase of US$127 million, or 11%, largely due to increased FDIC premiums, new store expenses, higher levels of asset recovery and security related expenses, and US$14 million of residual restructuring and integration charges relating to the Commerce acquisition excluded from the items of note.
The average FTE staffing levels on a year-to-date basis decreased by 502, or 3%, compared with the same period last year. This decrease was due to integration efforts and store consolidations, partially offset by FTE staff increases resulting from 33 new store openings since the second quarter last year and the Florida acquisitions in the current period. The reported efficiency ratio on a year-to-date basis improved to 61.4%, compared with 65.6% in the same period last year, whereas, the adjusted efficiency ratio remained relatively flat to the same period last year.

Business Outlook
Loan volume growth is expected to improve for the remainder of 2010 based on better economic conditions. Organic deposit growth momentum is expected to continue due to maturing stores, while regulatory changes in the U.S. are expected to reduce certain transaction fees starting at the end of the next quarter. For the remainder of the year, the PCL level is expected to remain in a modest range around current levels. Key drivers of performance for the remainder of 2010 are anticipated to be core deposit and loan growth, credit quality management, competitive pricing, the effect of proposed and pending regulations in the U.S. related to consumer finance, and cross selling products and services in the store network. We are currently reviewing information that is available concerning new legislation; however, since most of these new rules are in the proposal stage, there is uncertainty of the impact, if any, these changes will have on our business.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 15

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Net interest income	$456	$513	$662	$969	$1,382
Non-interest income	252	400	(42)	652	77
Total revenue (TEB)	708	913	620	1,621	1,459
Provision for credit losses	10	8	59	18	125
Non-interest expenses	372	376	356	748	744
Net income	220	372	173	592	438
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	32	34	43	32	43
Return on invested capital	29.0%	45.2%	17.6%	37.4%	20.2%
Efficiency ratio - reported	52.5%	41.2%	57.4%	46.1%	51.0%
Average number of full-time equivalent staff	3,110	3,091	3,028	3,100	3,026

Quarterly comparison - Q2 2010 vs. Q2 2009
Wholesale Banking net income for the quarter was $220 million, an increase of $47 million, or 27%, compared with the second quarter last year. The increase relates to improved equity and credit trading and to losses in the investment portfolio incurred in the second quarter last year, partially offset by weaker interest rate and foreign exchange revenue in the current quarter. In the second quarter last year, sharp declines in interest rates, tightening credit spreads, and higher levels of volatility in foreign exchange markets drove significant gains. The operating environment was less volatile in the current quarter resulting in reduced trading opportunities. The annualized return on invested capital for the quarter was 29.0%, compared with 17.6% in the second quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $708 million, an increase of $88 million, or 14%, compared with the second quarter last year. The increase was primarily related to losses incurred in the second quarter last year from the strategic decision to exit the investment portfolio, and improved equity and credit trading. This increase was partially offset by lower interest rate and foreign exchange revenue as last year’s rate cuts and market volatility resulted in increased client hedging activity, wider margins, and trading opportunities as liquidity improved and asset values increased. The investment portfolio reported gains from sales and distributions this quarter compared to significant net security losses in the second quarter last year due to the decision to exit the investment portfolio.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection. PCL for the current quarter was $10 million, compared with $59 million in the second quarter last year. PCL in the current quarter primarily reflects the cost of CDS protection. In the second quarter last year, in addition to CDS protection costs, PCL included a specific allowance of $48 million related to the corporate lending portfolio. Wholesale Banking continues to proactively manage its credit risk and currently holds $1.2 billion in notional CDS protection against the lending portfolio. Net impaired loans were $134 million, an increase of $27 million, or 25%, over the second quarter last year.
Non-interest expenses for the quarter were $372 million, an increase of $16 million, or 4%, compared with the second quarter last year, primarily due to higher operating costs from investment in risk and control infrastructure.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 16

Quarterly comparison - Q2 2010 vs. Q1 2010
Wholesale Banking net income for the quarter decreased $152 million, or 41%, compared with the prior quarter. Higher equity trading revenue and profits in the investment portfolio were more than offset by weaker interest rate and credit trading revenue as markets normalized considerably in the current quarter. The annualized return on invested capital for the quarter was 29.0%, compared with 45.2% in the prior quarter.
Revenue for the quarter decreased $205 million, or 22%, compared with the prior quarter, primarily due to reduced trading revenue in the interest rate and credit businesses as spreads narrowed and interest rates and credit spreads stabilized. In addition, in the last quarter credit trading improved as certain non-core positions were exited and favourable market conditions allowed the segment to amend a number of transactions on a profitable basis. Fee income decreased despite strong government debt issuance activity as equity underwriting and mergers and acquisitions fees declined. These decreases were partially offset by improved equity trading revenue.
PCL for the quarter increased $2 million compared with the prior quarter, however, the level of PCL remains low. PCL for the current and prior quarter included $9 million in the cost of credit protection. In the prior quarter, small specific provisions were offset by a recovery in the corporate lending portfolio. Net impaired loans decreased $11 million, or 8%, compared to the prior quarter.
Non-interest expenses for the quarter decreased $4 million, or 1%, compared with the prior quarter, due to a reduction in variable compensation partially offset by higher operating expenses.

Year-to-date comparison - Q2 2010 vs. Q2 2009
Wholesale Banking net income for the six months ended April 30, 2010 was $592 million, an increase of $154 million, or 35%, compared with the same period last year. The increase is primarily related to losses in the investment portfolio and credit trading that occurred in the first half of last year. Offsetting this improvement were market driven reductions in trading revenue in the first half of the current year. In addition, the prior year included a large recovery from a cancelled loan commitment. On a year-to-date basis, the annualized return on invested capital was 37.4%, compared with 20.2% for the same period last year.
Revenue on a year-to-date basis was $1,621 million, an increase of $162 million, or 11%, compared with the same period last year, primarily due to security losses from the exit of the investment portfolio last year. Credit trading revenue also increased from improved trading and the profitable wind-down of the non-core portfolio. Offsetting these gains were reductions in equity, foreign exchange, and interest rate trading. Equity trading revenue decreased due to higher tax exempt client transactions in the prior year. Interest rate and foreign exchange trading normalized from elevated levels in the prior year due to a more stable interest rate environment with fewer trading opportunities and reduced client activity. Corporate lending revenue increased due to higher margins and fees, partially offset by lower volumes.
PCL on a year-to-date basis was $18 million, a decrease of $107 million, or 86%, compared with the same period last year. PCL in the current period is mainly composed of the accrual cost of CDS protection. Specific provisions in the same period last year included specific allowances relating to two corporate lending clients and a private equity client.
On a year-to-date basis, non-interest expenses were $748 million, an increase of $4 million compared with the same period last year, primarily due to higher operating costs from investment in risk and control infrastructure partially offset by lower variable compensation.

Business Outlook
Wholesale Banking had a strong quarter delivering solid returns across all our key businesses while continuing to focus on growing our franchise businesses. We expect lower levels of profitability for the remainder of 2010 as moderation in key markets continues and competition increases. Key priorities for 2010 include expanding the North American fixed income and foreign exchange businesses and solidifying our position as a top-ranked integrated domestic investment dealer.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 17

Corporate
(millions of Canadian dollars)	For the three months ended			For the six months ended
	Apr. 30, 2010	Jan. 31, 2010	Apr. 30, 2009	Apr. 30, 2010	Apr. 30, 2009
Corporate segment net loss - reported	$(217)	$(120)	$(501)	$(337)	$(1,030)
Adjustments for items of note, net of income taxes
Amortization of intangibles	123	112	127	235	254
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	(23)	(4)	134	(27)	334
Decrease (increase) in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	2	7	44	9	32
Provision for (recovery of) income taxes due to changes in statutory income tax rates	-	(11)	-	(11)	-
General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking1	(44)	-	77	(44)	132
Provision for (release of) insurance claims	-	(17)	-	(17)	-
Settlement of TD Banknorth shareholder litigation	-	-	39	-	39
Total adjustments for items of note	58	87	421	145	791
Corporate segment net loss - adjusted	$(159)	$(33)	$(80)	$(192)	$(239)

Decomposition of items included in net loss - adjusted
Net securitization	$2	$(5)	$40	$(3)	$7
Net corporate expenses	(98)	(62)	(69)	(160)	(129)
Other	(63)	34	(51)	(29)	(117)
Corporate segment net loss - adjusted	$(159)	$(33)	$(80)	$(192)	$(239)
1
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase (release) in Canadian Personal and Commercial Banking and Wholesale Banking.”

Adjusted results are non-GAAP. Refer to the “How the Bank Reports” section for an explanation and reconciliation of reported and adjusted results.

Quarterly comparison - Q2 2010 vs. Q2 2009
Corporate segment’s reported net loss for the quarter was $217 million, compared with a reported net loss of $501 million in the second quarter last year. Adjusted net loss for the quarter was $159 million, compared with an adjusted net loss of $80 million. Compared with the second quarter last year, the higher adjusted net loss was primarily attributable to lower securitization gains, unfavourable valuations of hedges, and higher net corporate expenses in the current quarter.

Quarterly comparison - Q2 2010 vs. Q1 2010
Corporate segment’s reported net loss for the quarter was $217 million, compared with a reported net loss of $120 million in the prior quarter. Adjusted net loss for the quarter was $159 million, compared with an adjusted net loss of $33 million. The higher adjusted net loss was primarily attributable to higher net corporate expenses, unfavourable valuations of hedges, and the impact of favourable tax items and revaluation of securitization exposures reported in the prior quarter.

Year-to-date comparison - Q2 2010 vs. Q2 2009
Corporate segment’s reported net loss for the six months ended April 30, 2010 was $337 million, compared with a reported net loss of $1,030 million in the same period last year. Adjusted net loss for the six months ended April 30, 2010 was $192 million, compared with an adjusted net loss of $239 million. The lower adjusted net loss was primarily attributable to favourable revaluation of securitization exposures, the impact of unfavourable tax items reported last year, partially offset by higher net corporate expenses.

Outlook
The quarters' Corporate segment loss was higher than expected as a result of the factors outlined above. Corporate expenses will continue to rise and securitization gains are expected to be lower for the balance of the year. While the amount of the corporate segment's loss is inherently difficult to predict, because of these factors the Corporate segment loss for the balance of the year will remain at elevated levels.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 18

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner/isd

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this second quarter earnings news release, results slides, supplementary financial information, and the Report to Shareholders on the TDBFG website at www.td.com/investor/qr_2010.jsp.

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call in Toronto, Ontario on May 27, 2010. The call will be webcast live via TDBFG's website  at 3 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the Bank's financial results for the second quarter, followed  by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at http://www.td.com/investor/qr_2010.jsp on May 27, 2010, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or  1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2010.jsp. Replay of the teleconference will be available from 6 p.m. ET on May 27, 2010, until June 27, 2010, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4286931#.

TD BANK FINANCIAL GROUP • SECOND QUARTER 2010 EARNINGS NEWS RELEASE	Page 19

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). TDBFG is the sixth largest bank in North America by branches and serves more than 18 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TDBFG also ranks among the world's leading online financial services firms, with more than 6 million online customers. TDBFG had $574 billion in assets on April 30, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Rudy Sankovic, Senior Vice President, Investor Relations, 416-308-9030;
Wojtek Dabrowski, Manager, Media Relations, 416-307-8149